Mail Stop 4561

October 27, 2006

Dean Antonis
President and Treasurer
Auto Underwriters of America, Inc.
2755 Campus Drive, Suite 155
San Mateo, CA 94403

> **Re:** **Auto Underwriters of America, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2005**
> **File No. 0-11582**

Dear Mr. Antonis:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Senior Accountant